Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to employees of Baker Hughes Incorporated:

This slide deck will be used by Integration Planning Leadership to communicate in townhalls and small groups around world.

[LOCAL HOST]

•	Today, we are pleased to have [INTEGRATION LEADER] with us today. This is an important time for both companies, and we want to be sure we give you the chance to talk to some people who are right in the middle of it

•	Let’s start with a Safety Moment

GE Oil & Gas and Baker Hughes Integration Planning Update for employees 1 For integration planning purposes only. Confidential.

[LOCAL HOST]

•	Fire drills not planned, escape locations, etc.

•	Introduce speakers

For integration planning purposes only. Safety Moment 2 For integration planning purposes only. Confidential.

Before we get started 3 Until the closing of the proposed transaction between GE and Baker Hughes, the companies remain independent and must continue to conduct business as they would in the absence of the transaction. However, a considerable range of integration planning activities and information sharing can go forward so long as everyone participating in the process is mindful of the following general guidelines: • Maintain and protect the secrecy of each company’s confidential information at all times • Do not disclose or discuss any details concerning the integration planning project to anyone unless expressly permitted to do so by your Legal department • Where GE and Baker Hughes compete today, continue to compete vigorously just as you always have. Avoid anything that would suggest the companies are not competing with each other • Where GE and Baker Hughes do not compete today, continue to conduct business as you would in the ordinary course. Avoid anything that would suggest that one company is improperly directing the activities of the other company pre - close • Always remember, the parties may plan for integration prior to closing, but must not take steps to implement the planned activities • Any questions regarding a team member’s confidentiality obligations, a person’s right to receive or access confidential information or any other legal matters relating to integration planning should be directed to your Legal department For integration planning purposes only. Confidential.

•	GE will transfer its Oil & Gas business, and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company.

•	GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders.

•	GE will own 62.5% of the combination, and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE.

•	11-member Board of Directors, chaired by Jeff Immelt; Martin Craighead serves as vice chairman.

•	New company will be led by Lorenzo Simonelli, current President & CEO of GE Oil & Gas.

Transaction Overview… GOVERNANCE 4 A NEW PUBLICLY TRADED COMPANY BOARD OF DIRECTORS For integration planning purposes only. Confidential.

•	We want to make sure that everyone understands why this is such a great deal for our investors, customers, and employees

•	This deal is about bringing together complementary assets and capabilities that neither company could organically develop on its own

•	We will be the clear number two out of the gate: positioned to deliver value from day one

•	We will grow to 70,000 employees in 120 countries – a company with strength and scale that can compete with the best of them

•	Together the two companies can shift from just products and services, to productivity solutions for our customers.

•	We will offer customers a “fullstream” portfolio – from molecules to megawatts

•	This is a compelling, transformational combination

•	The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain

•	More innovative solutions to market faster and more cost effectively … Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities

•	Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)

•	Digitization will drive efficiency throughout the value stream in completely new ways

•	Value creation for customers and shareholders … positioned to weather short-term volatility and participate in industry upcycle

•	Common DNA … Innovation and Technology are part of our combined DNA

Creating the Industry Productivity Leader 5 By the Numbers • ~70,000 employees • #2 player in oilfield equipment and services industry • ~2X scale • 120 countries For integration planning purposes only. Confidential.

•	Let’s start with a quick look at GE Oil & Gas

•	$12.9 billion industry leader with about 35,000 employees

•	GE Oil & Gas currently serves customers in the upstream, midstream, and downstream sectors, the capabilities of the two companies are highly complementary

•	Both Baker Hughes & GE Oil & Gas are continually focused on delivering the highest standards of operational and commercial excellence.

GE Oil & Gas: We Fuel the Future 6 ~ 35,000 EMPLOYEES ~$ 12.9B* REVENUES ’16 - Subsea - Offshore - Onshore - Pipeline & Storage - LNG - Refinery - Petrochemical Providing cutting edge technology and service solutions throughout the value chain. Downstream Upstream Midstream 6 FOR BHI EMPLOYEES *Based on the GE Oil & Gas segment as reported in GE’s Annual Report on Form 10 - K for the year ending December 31, 2016 For integration planning purposes only. Confidential.

•	Next, let me tell you about the GE Store

•	This is GE’s centralized, integrated technology development and innovation hub

•	It is almost like a corporate function that ensures that technology is shared among and pushed into business units so that it can be applied to different business applications

•	Think of it as collaboration and cross pollination or cross-fertilization across business units

•	So, if there is a technology breakthrough in materials, battery systems or sensors in healthcare, power or transportation that can be applied to well construction, production optimization or Artificial Lift, drilling or production optimization, we will have access to it and will be able to integrate it into our products

•	GE spends billions a year on R&D and innovation across its business, and we will be a beneficiary of that investment through the GE Store

For integration planning purposes only. Confidential. The GE Store GE DIGITAL ENERGY CONNECTIONS Electrification, controls and power conversion technology POWER Combustion science and services , installed base AVIATION Advanced materials, manufacturing, and engineering productivity TRANSPORTATION Engine technology and localization in growth regions LIGHTING LED is gateway to energy efficiency OIL & GAS Services and technology — a first - mover in growth regions HEALTHCARE Diagnostics technology — a first - mover and anchor in growth markets RENEWABLE ENERGY Sustainable power systems and storage GLOBAL RESEARCH GLOBAL GROWTH ORGANIZATIO N CULTURE & SIMPLIFICATION 7 GE CAPITAL GLOBAL OPERATIONS Culture & Simplification FOR BHI EMPLOYEES in GE, every business can share & access the same technology, markets, structure & intellect. governed by culture & simplification. x GE Store principle: • Contribute • Crowdsource • Collaborate x Insourced components: • Alternators and computational fluid dynamics from Aviation • Turbine technology from Oil & Gas + Marine to Transportation • Ceramic Matrix Composites (CMCs), from Oil & Gas to Aviation • And more ... x Cross - industry technology

•	Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination.

•	GE has been investing in digital capabilities and its Predix application.

•	This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance.

•	It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business.

•	We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

Physical Meets Digital • Predix is General Electric’s software platform for the collection of data from industrial machines • GE expects Predix to do for factories and plants what Apple’s iOS did for cell phones • Software was introduced to the market and made available to all companies in 2015 • Oil and gas applications - Machine and equipment health - Reliability management - Maintenance and optimization • We build intelligent tools that produce data on performance and efficiency - Predix will give us the ability to use data in new ways With Predix, we will be able to use data in entirely new ways FTeX™ advanced wireline formation pressure testing service 8 For integration planning purposes only. Confidential.

Baker Hughes Product Lines 10 DRILLING SERVICES DRILLING AND COMPLETION FLUIDS COMPLETIONS PRESSURE PUMPING ARTIFICIAL LIFT SYSTEMS CHEMICALS DRILL BITS WIRELINE SERVICES WELL INTERVENTIONS PROCESS AND PIPELINE SERVICES FOR GE EMPLOYEES For integration planning purposes only. Confidential.

•	In short, the industry needs us

•	Our customers have been doing things the same way for decades

•	We can be the ones who change that – for the better

Creating the Industry Productivity Leader 11 Fullstream portfolio Productivity drivers Better outcomes Commercial Innovation Digital Transformation Technology Leadership Operations Optimization  Cost per barrel  ROI Faster cycle times Drilling & Evaluation Completion & Production LNG & Pipeline Solutions Refinery & Petrochemical Solutions Digital Solutions + Key player in different segments Unique differentiators Execution = Results = For integration planning purposes only. Confidential.

•	Now we’ll look at an overview of the major milestones in the integration planning process…

•	Note that this timeline reflects the sequence of events, and not the actual amount of time between events. Many of these milestones reflect ongoing efforts.

•	The journey to the new company requires a coordinated integration planning program that involves key integration workstreams across business regions, functional areas, product and service lines spanning both GE and BH.

•	Across all areas of integration we are driving towards the milestones outlined here on the chart. You will see the timeline is ambitious – and we are working towards a close in the mid year.

•	We are now finalizing the operating model and continuing to work on the strategic areas and critical milestones we need to prepare for Day 1 and beyond.

Timeline* *The order, timing, and completion of events described may change. 2. Announce Joint Integration Planning Team 4. Integration planning begins 6. Strategic focus areas determined 8. New operating model definition in progress 11. BHI stockholders vote 12. Purpose, core values finalized 14. Deal expected to close mid - 2017 1. Oct. 30, 2016 Agreement reached 3. Regulatory reviews begin 5. “ Discovery ” phase complete 7. Culture / branding work underway 9. Day 1 scoped 13. Regulatory approvals received 10. Proxy statement mailed to BHI shareholders 15. Integration begins 12 For integration planning purposes only. Confidential.

Workstream Day 1 critical priorities Workstream Day 1 critical priorities • Developing internal reporting solution • Define KPIs for the combined business • Define DOA policy and approval matrix • Harmonize policies for Day 1 • Develop new brand identity and brand architecture • Establish p urpose and core values • Plan Day 1 celebrations • Develop change management plan and communications plan to employees • Be able to close the books and have consolidated financial statements • One system of record for basic employee info • Enable collaboration between employees • Enable secured cross company transactions and access • Establish P&T organization (c apabilities, footprint) including R&D, engineering • Establish product & technology development and strategy • Identify productivity opportunities • Define product safety & processes • Define compensation and incentive plans • Determine HR policies for Day 1 • Coordinate Day 1 training requirements • Ensure continuity of HR process, e.g. payroll, hiring approvals… • Develop joint HSE expectations and reporting protocols • Implement crisis response plan for Day 1 • Emergency notification system Day 1 Readiness | Selected Workstream Updates Finance HR IT 13 Comms / Culture HSE / Security & Crisis Management Product & Technology For integration planning purposes only. Confidential.

Employee Engagement and Reaction

Employee outreach occurring through multiple mediums


Fullstream Ahead

Joint GE/BHI website: FullstreamAhead.com


Culture Survey Approach
9,144
2,403 (24%)
43

Culture Survey sent to ~20K GE/BHI employees



~60 townhalls/ ~50 roundtables across 30+ countries



"Edge Group" feedback from 24 GE/BHI employees



Cultural assessment focused on current state & aspirations

What are we hearing?

Baker Hughes employees

- Excited about joining the "GE family" and access to the GE Store… but the store is still a mystery
- Desire to become a true oilfield services leader
- Lots of potential to apply Digital across BHI & need is immediate… with expectations strong that digital fulfils its promise
- Looking to leverage leadership development and career opportunities in GE
- Ongoing questions about stock, benefits, and compensation

GE Oil & Gas employees

- Ability to play earlier in oil field lifecycle seen as a big positive
- Reassurance needed that employees can still access GE Store
- Excited to take advantage of BHI's technology/services … creating true fullstream player for the industry
- Desire for a clear vision for the new company

BAKER HUGHES
For integration planning purposes only. Confidential. 14

We are working hard to understand each other and how we work – and we are using a variety of ways to do this.

The Culture Survey and the Culture Assessment (which included stakeholder interviews and a workshop), along with Edge Group interviews and a customer survey, have yielded:

  An overview of the two companies’ current cultures

  Implications for integration planning

  The new company’s cultural aspirations (work in progress to further articulate)

  Recommendations for “activating” the aspirational culture (work in progress to further articulate)

Regarding the culture we aspire to, we want to take advantage of this once-in-a-lifetime opportunity.

We have the freedom to create something really quite special.

We are also doing a lot of work with our brand strategy – this is our chance to define who we are and what we stand for – so have gathered input from employees and customers.

I hope what comes across is that we are very serious about the people side of things – and we are very serious about how we present ourselves to the world at large.

Cultural and Branding Considerations 15 • Articulating how we work today • Identifying and mitigating cultural risks to integration efforts • Defining purpose, desired cultural traits for the combined company • Developing new logo and brand architecture • Using customer research to test brand positioning • Prioritizing branding materials for transition • Building advertising strategy and Day 1 launch For integration planning purposes only. Confidential.

Generally speaking, most employees will do the same thing they did the day before

-	Business continuity is a high priority

-	We need to keep the customer front and center

“Welcome Kit” will contain need-to-know details, and explain what to expect next

-	Will be available online on Day 1, and it will be printed for employees in locations where computers are not readily accessible

Still have access to critical business apps

-	There will be a staged approach to any changes in the IT landscape

-	You will have a new intranet homepage

Strong effort to connect with employees and customers

-	You will be hearing from Lorenzo Simonelli on Day 1 and your local leader in the following days

-	New leadership team will be on the road to connect with as many employees as possible

-	High-level customer meetings will take place, and the commercial team will have materials to connect with customers

-	We will also communicate with suppliers

-	There will be an investor roadshow

-	There will be regular updates via [blank]

What Will Happen on Day 1? 16 • Generally speaking, you will do the same thing you did the day before • Welcome Kit: need - to - know details, where to go for help • New company intranet, but will still have access to legacy intranet and business apps • Strong effort launched to connect with employees, customers, suppliers, and investors For integration planning purposes only. Confidential.

Stay Focused on our Customers 17 For integration planning purposes only. Confidential.

Now over to you…

Questions & Answers 18 For integration planning purposes only. Confidential.

Legal

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, the new NYSE listed corporation (Bear Newco, Inc. or "Newco") filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the "Preliminary Combined Proxy Statement/Prospectus"). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

BAKER HUGHES

For integration planning purposes only. Confidential. 19

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

BAKER HUGHES
For integration planning purposes only. Confidential. 20

For integration planning purposes only. SHOW VIDEO DOWNLOAD FIRST (see toolkit for links) 22